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Finance Manager - General Motors Customer Care & Aftersales at XPO Worldwide Logistics

Greater Detroit Area

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XPO Worldwide Logistics (Formerly Menlo Logistics)

Baker College of Flint

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177 connections

• Experienced manager with more than 30 years of operational and financial experience translating corporate intent into productive and strategic action. • High level leadership directing a broad spectrum of employees including within a unionized environment. • Strong working knowledge of aut...

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Experience

Finance Manager - General Motors Customer Care & Aftersales
XPO Worldwide Logistics (Formerly Menlo Logistics)
Jan 2012 – Present • 6 yrs 6 mos
GM CCA World Headquarters - Grand Blanc, MI

Finance Manager for XPO Worldwide Logistics operations of General Motors Customer Care and Aftersales. GM CCA was the largest supply chain contract put out for bid in North America in 2011.

Menlo Worldwide Logistics

Finance Manager - Auto industry Group
Menlo Worldwide Logistics
Dec 2009 – Jan 2012 • 2 yrs 2 mos
Auburn Hills, Michigan

A Conway Company

Chrysler Financial Services

Financial Planning Manager
Chrysler Financial Services
Dec 2007 – Mar 2009 • 1 yr 4 mos
Farmington Hills, MI

Chrysler Financial Services

Controlling Group Leader
Chrysler Financial Services
Mar 2004 – Dec 2007 • 3 yrs 10 mos
Troy, MI

Daimler Chrysler Financial

Collections Group Leader
DaimlerChrysler Financial Services









Financial Services

Sep 2000 – Mar 2004 • 3 yrs 7 mos
Troy, MI

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Education

Baker College of Flint

Baker College of Flint
MBA, Finance
2004

Summa Cum Laude
Flint, Michigan

Saint Leo University

Saint Leo University
BS, Pre-Med (Sciences & Mathematics) and Business

Saint Leo, Florida

Skills & Endorsements

Finance · 13

Endorsed by **Pete Perez-Valle and 2 others who are highly skilled at this**

Endorsed by **3 of John's colleagues at Daimler Chrysler**

Financial Analysis · 13

Endorsed by **4 of John's colleagues at Daimler Chrysler**

Management · 10

Endorsed by **2 of John's colleagues at Daimler Chrysler**

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